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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                              CELADON GROUP, INC.
                               (Name of Issuer)

                         Common Stock, $.033 Par Value
                        (Title of Class of Securities)

                                  150838-10-0
                                (CUSIP Number)

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s)
                               Page 1 of 5 Pages
                              Exhibit Index: None

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                                 SCHEDULE 13G

CUSIP No. 150838-10-0                                          Page 2 of 5 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            LEONARD R. BENNETT
            S.S. #:  ###-##-####

2     Check the Appropriate Box If a Member of a Group*
                                    a.  / /
                                    b.  / /

3     SEC Use Only

4     Citizenship or Place of Organization

            United States

                  5     Sole Voting Power
  Number of                   969,982
   Shares
Beneficially      6     Shared Voting Power
  Owned By                    0
    Each
  Reporting       7     Sole Dispositive Power
   Person                     969,982
    With
                  8     Shared Dispositive Power
                              0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

            969,982

10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*  / /

11    Percent of Class Represented By Amount in Row (9)

            12.4%

12    Type of Reporting Person*

            IN

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                                                                          Page 3
Item 1(a)   Name of Issuer:

            Celadon Group, Inc. (the "Issuer").

Item 1(b)   Address of the Issuer's Principal Executive Offices:

            9503 East 33rd Street, One Celadon Drive,
            Indianapolis, Indiana 46236-4207.

Item 2(a)   Name of Person Filing:

            This statement is filed on behalf of Mr. Leonard R. Bennett (the "Reporting Person").

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            The principal business office of the Reporting Person is located at 9503 East 33rd Street, One Celadon Drive, Indianapolis, Indiana 46236-4207.

Item 2(c)   Citizenship:

            The Reporting Person is a citizen of the United States.

Item 2(d)   Title of Class of Securities:

            Common Stock, $.033 par value (the "Shares").

Item 2(e)   CUSIP Number:

            150838-10-0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

(a)         Amount Beneficially Owned:

            As of June 17, 1996, the Reporting Person may be deemed to be the beneficial owner of 969,982 Shares (approximately 12.4% of the total number of shares outstanding as of May 8, 1996 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 1996, as filed with the Securities and Exchange Commission). This number consists of (i) 913,314 Shares and (ii) 56,668 Shares issuable upon conversion of stock options which are exercisable within 60 days and which were granted by the Issuer to the Reporting Person.

(b)         Percent of Class:

            The number of Shares beneficially owned by the Reporting Person constitute 12.4% of the total number of Shares outstanding.

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                                                                          Page 4
(c)         Number of shares as to which such person has:

   (i)      sole power to vote or to direct the vote:                  969,982

   (ii)     shared power to vote or to direct the vote:                      0

   (iii)    sole power to dispose or to direct the disposition of:     969,982

   (iv)     shared power to dispose or to direct the disposition of:         0

Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:

            This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            This Item 10 is not applicable.

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                                                                          Page 5
                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996               /s/ Leonard R. Bennett
                                    Leonard R. Bennett